EXHIBIT 99.1

Deloitte & Touche LLP P.O. Box 49279 Four Bentall Centre 2800 — 1055 Dunsmuir Street Vancouver, British Columbia V7X 1P4 Tel: (604) 669 4466 Fax: (604) 685 0395 www.deloitte.ca

INDEPENDENT AUDITORS’ CONSENT

We consent to the inclusion in this Registration Statement of Yamana Gold Inc. (formerly Yamana Resources Inc.) on Form 40F of our report addressed to the Directors of the Company dated May 2, 2003 for the year ended February 28, 2003.

CHARTERED ACCOUNTANTS
Vancouver, British Columbia, Canada
October 31, 2003